Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share (Unaudited)

For the Three and Six Months Ended June 30, 2008 and 2007

(Amounts in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Basic - assumes no dilution:
Net income for the period	$4,542	$23,166	$18,798	$46,434
Weighted average number of common shares outstanding during the period	40,116	43,223	40,586	43,170

Net income per share – basic	$0.11	$0.54	$0.46	$1.08

Diluted - assumes full dilution:
Net income for the period	$4,542	$23,166	$18,798	$46,434
Interest expense, net of tax, on dilutive Senior Convertible Notes (1)	—	92	—	279

Adjusted net income for the period	$4,542	$23,258	$18,798	$46,713

Weighted average number of common shares outstanding during the period	40,116	43,223	40,586	43,170
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	32	352	43	293
Common stock units related to Deferred Equity Compensation Plan for Directors	237	217	237	217
Common stock units related to Deferred Compensation Plan for Employees	222	217	222	217
Restricted common stock units related to Incentive Compensation Plan	618	340	618	340
Weighted average number of common equivalent shares to reflect the dilutive effect of Senior Convertible Notes (1)	—	575	—	895

Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,225	44,924	41,706	45,132

Net income per share – diluted	$0.11	$0.52	$0.45	$1.04

(1)	On May 14, 2007, the Company redeemed all remaining Senior Convertible Notes.